Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Offering Statement on Form 1-A of our audit report dated January 13, 2025 with respect to the balance sheets of Hypha Labs, Inc. as of September 30, 2024 and 2023, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended September 30, 2024. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern.

We also consent to the reference to our firm under the “Experts” heading in such offering statement.

Fruci & Associates II, PLLC – PCAOB ID #05525

Spokane, Washington

April 21, 2025